UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
_________

Under the Securities and Exchange Act of 1934
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

NovaStar Financial, Inc.

(Name of Issuer)

Common Stock ($0.01 par value per share)

(Title of Class of Securities)

669947400

(CUSIP Number)

Rodney J. Dillman Massachusetts Mutual Life Insurance Company 1295 State Street Springfield, Massachusetts 01111 (800) 767-1000	with a copy to: Larry A. Barden, Esq. Sidley Austin LLP 1 South Dearborn Chicago, Illinois 60603 (312) 853-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the  acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 669947400

1	NAME OF REPORTING PERSON
S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

Massachusetts Mutual Life Insurance Company I.R.S. Identification No. 04-1590850
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		1,130,450 (1)(2)(4)
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

1,130,450 (1)(2)(4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,130,450 (1)(2)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0% (3)
14	TYPE OF REPORTING PERSON

CO

(1)  On July 16, 2007, Massachusetts Mutual Life Insurance Company, a Massachusetts corporation (“MassMutual”), entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC, and JCP Partners IV LLC (collectively, “Jefferies” and, together with MassMutual, the “Investors”) and NovaStar Financial, Inc., a Maryland corporation (the “Company”) pursuant to which MassMutual purchased 1,050,000 shares of the Company’s 9.00% Series D 1 Mandatory Convertible Preferred Stock, par value $0.01 per share (“Series D 1 Preferred Stock”).  The shares of Series D 1 Preferred Stock purchased by MassMutual under the Securities Purchase Agreement are initially convertible into 937,500 shares of the Company’s common stock, par value $0.01 per share (“Common Stock”).

(2)  MassMutual is the beneficial owner of two private investment partnerships which hold in the aggregate 192,950 shares of Common Stock.  Babson Capital Management LLC, a Delaware limited liability company (“Babson Capital”) acts as investment adviser to the two private investment companies, and as such may also be deemed to be the beneficial owner of the 192,950 shares.

(3)  Based on 9,469,031 shares of Common Stock outstanding as of July 31, 2007, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2007, plus 1,875,000 shares of Common Stock on an as-converted basis based on the 2,100,000 shares of Series D 1 Preferred Stock issued by the Company pursuant to the Securities Purchase Agreement.  The percentage that appears in row 13 has been rounded up from 9.96% to the nearest tenth of a percent in accordance with the instruction to Rule 13d-101.

(4)  Common Stock share amounts have been adjusted to reflect the one-for-four reverse stock split effected by the Company on July 30, 2007.

CUSIP No. 669947400

1	NAME OF REPORTING PERSON
S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

Babson Capital Management LLC I.R.S. Identification No. 51-0504477
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		1,130,450 (1)(3)
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

1,130,450 (1)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,130,450 (1)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0% (2)
14	TYPE OF REPORTING PERSON

IA

(1) Babson Capital in its capacity as investment adviser, may be deemed to be the beneficial owner of 1,130,450 shares of Common Stock, held by MassMutual and certain private investment partnerships owned or controlled by MassMutual. As a result of MassMutual’s ownership or control of such private investment partnerships, MassMutual may also be deemed to be the beneficial owner of all 1,130,450 shares.

(2)  Based on 9,469,031 shares of Common Stock outstanding as of July 31, 2007, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2007, plus 1,875,000 shares of Common Stock on an as-converted basis based on the 2,100,000 shares of Series D 1 Preferred Stock issued by the Company pursuant to the Securities Purchase Agreement. The percentage that appears in row 13 has been rounded up from 9.96% to the nearest tenth of a percent in accordance with the instruction to Rule 13d-101.

(3)  Common Stock share amounts have been adjusted to reflect the one-for-four reverse stock split effected by the Company on July 30, 2007.

CUSIP No. 669947400

This Amendment No. 1 to Schedule 13D relating to the Company is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2007 (the “Schedule 13D”).  Capitalized terms not otherwise defined herein have the meanings given them in the Schedule 13D.

Item 4.  Purpose of Transaction.

The information in Item 4 is hereby amended and supplemented as follows:

On September 4, 2007, the Company announced the cancellation of the Rights Offering. On September 17, 2007, the Company announced that it will not declare and pay the REIT Dividend.  As a result of the cancellation of the Rights Offering and/or the failure by the Company to declare the REIT Dividend, MassMutual will not be required to purchase any shares of Series D 2 Preferred Stock as previously contemplated by the Standby Purchase Agreement.  In addition, as a result of the Company’s failure to declare and pay the REIT Dividend, MassMutual will not receive any shares of Series E Preferred Stock that were previously contemplated to be distributed by the Company in connection with the REIT Dividend.

Item 5.  Interest in Securities of the Issuer.

The information in Item 5 is hereby amended and supplemented as follows:

(a)           On July 30, 2007, the Company effected a one-for-four reverse stock split of the Common Stock. As of October 5, 2007, MassMutual was the holder of 1,050,000 shares of Series D 1 Preferred Stock.  These shares of Series D 1 Preferred Stock are now convertible into an aggregate of 937,500 shares of Common Stock, or approximately 8.3% of the Common Stock, based upon 9,469,031 shares of Common Stock outstanding as of July 31, 2007, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2007.  In addition, as of October 5, 2007, certain affiliates of MassMutual for which Babson Capital acts as investment adviser owned 192,950 shares of Common Stock, or approximately 1.7% of the Common Stock, based upon 9,469,031 shares of Common Stock outstanding as of July 31, 2007, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2007.  As of October 5, 2007, MassMutual and Babson Capital may each be deemed to have beneficially owned in the aggregate 1,130,450 shares of Common Stock, or approximately 9.96% of the Common Stock deemed issued and outstanding as of that date.

(b)           MassMutual has shared power with Babson Capital to vote and dispose of 1,130,450 shares of Common Stock for which it is deemed the beneficial owner. Babson Capital has shared power with MassMutual to vote and dispose of 1,130,450 shares of Common Stock for which it is deemed the beneficial owner.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information in Item 6 is hereby amended and supplemented as follows:

On September 4, 2007, the Company announced the cancellation of the Rights Offering. On September 17, 2007, the Company announced that it will not declare and pay the REIT Dividend.  As a result of the cancellation of the Rights Offering and/or the failure by the Company to declare the REIT Dividend, MassMutual will not be required to purchase any shares of Series D 2 Preferred Stock as previously contemplated by the Standby Purchase Agreement.  In addition, as a result of the Company’s failure to declare and pay the REIT Dividend, MassMutual will not receive any shares of Series E Preferred Stock that were previously contemplated to be distributed by the Company in connection with the REIT Dividend.

CUSIP No. 669947400

Item 7.  Material to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement relating to Amendment No. 1 to Schedule 13D between MassMutual and Babson Capital.

CUSIP No. 669947400

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 9, 2007

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
By: /s/ Rodney J. Dillman
Name: Rodney J. Dillman Title: Corporate Vice President and Associate General Counsel

BABSON CAPITAL MANAGEMENT LLC
By: /s/ Larry N. Port
Name: Larry N. Port Title: Managing Director

CUSIP No. 669947400
Exhibit 1

AGREEMENT REGARDING THE JOINT FILING OF

AMENDMENT NO. 1 TO SCHEDULE 13D

______________________________

The undersigned hereby agree that the Amendment No. 1 to statement on Schedule 13D to which this Agreement is annexed as Exhibit 1 is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: October 9, 2007

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
By: /s/ Rodney J. Dillman
Name: Rodney J. Dillman Title: Corporate Vice President and Associate General Counsel

BABSON CAPITAL MANAGEMENT LLC
By: /s/ Larry N. Port
Name: Larry N. Port Title: Managing Director